

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2019

Dietrich Stephan
Chief Executive Officer
NeuBase Therapeutics, Inc.
700 Technology Drive, Third Floor
Pittsburgh, PA 15219

> **Re: NeuBase Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 13, 2019**
> **File No. 333-233767**

Dear Dr. Stephan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance